EXHIBIT 99.1

Galapagos announces first quarter 2023 financial results

  Progress with immunology and oncology pipeline:
    First patients dosed in pivotal Phase 3 OLINGUITO study with filgotinib in axial spondyloarthritis (AxSpA)
    Clinical sites opened to start patient recruitment in Phase 2 GALARISSO study with TYK2 inhibitor product candidate, GLPG3667, in dermatomyositis (DM)
    On track to report topline results from two CAR-T Phase 1/2 studies in hemato-oncology mid-2023
    Further expanding CAR-T point-of-care network in Europe, with IND filing in the US expected before year-end
  First quarter 2023 financial highlights:
    Jyseleca® net sales of €26.7 million (+85% versus Q1 ’22)
    Group revenues of €178.9 million
    Operating profit of €22.0 million
    Cash and current financial investments of €4.0 billion on 31 March 2023

Webcast presentation tomorrow, 5 May 2023, at 14:00 CET / 8:00 am ET, www.glpg.com

Mechelen, Belgium; 4 May 2023, 22:01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) today announced its first quarter 2023 financial results, a year-to-date business update and its outlook for the remainder of 2023.

“The first months of the year mark an eventful period for our company across all areas of our business. Within our pipeline, we presented encouraging initial Phase 1/2 results with GLPG5201, our CD19 CAR-T candidate in chronic lymphocytic leukemia. Our later-stage immunology programs made further progress with the initiation of the Phase 3 study with filgotinib in patients with AxSpA and the opening of clinical sites to enroll patients in a Phase 2 study with our TYK2 inhibitor product candidate, GLPG3667, in DM.

Looking ahead, we aim to bring in additional assets in our strategic therapeutic areas and to further expand our proprietary oncology pipeline and CAR-T point-of-care network. We expect multiple catalysts over the next few months, including the topline results from two Phase 1/2 studies with our CD19 CAR-T candidates GLPG5101 and GLPG5201 manufactured at point-of-care. We are confident that through our R&D and business development strategy in our areas of growth in immunology and oncology, we can deliver long-term value and transform the lives of patients across the globe,” said Dr. Paul Stoffels1, CEO and Chairman of Galapagos.

Bart Filius, President, COO and CFO of Galapagos added: “The first quarter of the year was challenging for Jyseleca®, with the disappointing outcome of the Phase 3 study in Crohn’s disease and the impact on the JAK class of the adoption by the European Commission of PRAC’s recommended safety measures. In the first quarter of this year, Jyseleca® achieved €26.7 million in net sales in rheumatoid arthritis (RA) and ulcerative colitis (UC). We continue to gain further insights into the market dynamics for the JAK class and we intend to revisit our 2023 net sales guidance at the next financial update in August. With a strong balance sheet of €4.0 billion in cash, we reiterate our full year 2023 cash burni guidance in the range of €380 to €420 million.”

Year-to-date operational performance

Immunology portfolio

  Jyseleca® (filgotinib) (JAK1)
    We continued rolling out Jyseleca® in Europe in RA and UC. The medicine is now available to more than 18,000 patients and reimbursed for RA and UC in 16 countries. Sobi, our distribution and commercialization partner in Eastern and Central Europe, Portugal, Greece, and the Baltic countries, launched Jyseleca® in RA in Czech Republic and Portugal, and in UC in Czech Republic.
    The European Commission approved the recommendation of the Pharmaceutical Risk Assessment Committee (PRAC) to add measures to minimize risks of serious side effects with all JAK inhibitors used for chronic inflammatory disorders.
    We presented new, encouraging data from the SELECTION long-term extension study (SELECTION LTE) in UC which showed that filgotinib 200mg maintained symptomatic remission and health-related quality of life for up to approximately four years. In SELECTION LTE, filgotinib 200mg was well-tolerated and the safety profile was generally consistent with the safety profile observed in previous studies.
    Based on the topline results from the Phase 3 DIVERSITY study of filgotinib in Crohn’s disease (CD), we decided not to submit a Marketing Authorization Application in Europe in this indication.
    Supported by solid efficacy and safety results from the Phase 2 TORTUGA study in patients with AxSpA, we recently dosed the first patients in the pivotal Phase 3 OLINGUITO study in AxSpA. The study is expected to enroll 476 patients across clinical centers in Europe and Asia, with topline results anticipated in the second half of 2025.
  Other pipeline assets
    We continued to advance the development program with oral, selective tyrosine kinase 2 (TYK2) inhibitor, GLPG3667: we opened clinical sites to start enrolling patients in the Phase 2 GALARISSO study in patients with DM, and further progressed preparations to start the Phase 2 GALACELA study in patients with systemic lupus erythematosus (SLE).
    As part of our expansion beyond small molecules, we further advanced the preparations to start the Phase 1b program with CD19 CAR-T candidate, GLPG5101, manufactured at point-of-care, in patients with refractory SLE (rSLE). The first patients are expected to be enrolled before year-end.

CAR-T oncology portfolio

  Point-of-care network for decentralized CAR-T manufacturing
    We continue to expand our point-of-care network for the decentralized production of our CAR-T clinical candidates. As of 31 March 2023, five centers in Europe are actively recruiting patients in two clinical trials in hemato-oncology, and we plan to add more sites to the network throughout the year.
  GLPG5101 (CD19 CAR-T) in non-Hodgkin lymphoma (NHL)
    We continued to advance the ATALANTA-1 Phase 1/2 study in refractory/relapsed NHL (rrNHL) patients with GLPG5101 manufactured at point-of-care.
  GLPG5201 (CD19 CAR-T) in chronic lymphocytic leukemia (CLL), with or without Richter’s transformation (RT)
    We announced initial encouraging safety and efficacy interim results (cut-off date: 9 January 2023) from the ongoing EUPLAGIA-1 Phase 1/2 study with GLPG5201, manufactured at point-of-care, in patients with refractory/relapsed CLL (rrCLL) with or without RT. All seven out of seven eligible rrCLL patients, including four patients with RT, responded to treatment (Objective Response Rate of 100%), and GLPG5201 showed an acceptable safety profile with no cytokine release syndrome (CRS) higher than grade 2, and no immune effector cell-associated neurotoxicity syndrome (ICAN) observed.

Corporate update

  We entered into an integrated drug discovery collaboration with NovAliX, a drug-discovery contract research organization (CRO) based in Strasbourg, France. Under the terms of the agreement, Galapagos’ drug discovery and research activities conducted in Romainville, France and Galapagos’ employees in Romainville, which are exclusively dedicated to the operation of these activities, will be transferred to NoValiX who is dedicated to assuming all ongoing research and discovery activities in Romainville. In return, Galapagos is committed to utilizing the research capabilities and expertise of NovAliX through a five year-collaboration and within the context of the company’s R&D portfolio. This transaction is subject to customary closing conditions and is anticipated to close in July 2023.
  At the Annual General Meeting held on 25 April 2023, all proposed resolutions were approved, including the re-appointment of the following Board members: Mr. Peter Guenter as non-executive independent director for a period of four years, and Mr. Daniel O’Day and Dr. Linda Higgins as non-executive non-independent directors for a period of four years; and the appointment of BDO Bedrijfsrevisoren BV, permanently represented by Ms. Ellen Lombaerts, as the company’s new statutory auditor for a period of three years.
  Raised €1.8 million through the exercise of subscription rights.
  We announced the departure of Bart Filius, President, Chief Operating Officer and Chief Financial Officer. Bart will leave the company as per 30 June 2023. Recruitment efforts to appoint a successor are actively ongoing.

First quarter 2023 financial highlights (unaudited)
(€ millions, except basic & diluted income/loss (-) per share)

	Three months ended 31 March		Change
	2023	2022
Product net sales	26.7	14.4	+85%
Collaboration revenues	152.2	121.9	+25%
Total net revenues	178.9	136.3	+31%
Cost of sales	(3.6)	(2.9)	+23%
R&D expenditure	(103.5)	(99.9)	+4%
G&Aii and S&Miii expenses	(58.1)	(62.3)	-7%
Other operating income	8.3	7.7	+8%
Operating profit/loss (-)	22.0	(21.1)
Fair value adjustments and net currency exchange differences	(9.7)	13.1
Net other financial result	11.2	(3.5)
Income taxes	(0.3)	(1.7)
Net profit/loss (-) of the period	23.2	(13.3)
Basic and diluted income/loss (-) per share (€)	0.4	(0.2)
Current financial investments and cash and cash equivalents	3,990.1	4,643.4

Details of the first quarter 2023 financial results

Total net revenues for the three months ended 31 March 2023 was €178.9 million, compared to €136.3 million for the three months ended 31 March 2022, and consisted of:

  Product net sales of Jyseleca® in Europe for the first three months of 2023 amounting to €26.7 million (€14.4 million in the first quarter of 2022).
  Collaboration revenues of €152.2 million for the first three months of 2023, compared to €121.9 million for the first three months of 2022.

Collaboration revenues increased mainly due to revenue recognition related to the collaboration agreement with Gilead for the filgotinib development amounting to €93.6 million in the first three months of 2023 compared to €59.0 million for the same period last year. This increase is primarily driven by a positive catch up of revenue explained by a decrease in the total estimated remaining costs to complete the filgotinib development. This was a consequence of the topline results from Phase 3 DIVERSITY trial of filgotinib in CD and our decision not to submit a Marketing Authorization Application in Europe.

Our deferred income balance on 31 March 2023 includes €1.5 billion allocated to our drug discovery platform that is recognized linearly over the remaining period of our 10-year collaboration, and €0.4 billion allocated to the filgotinib development that is recognized over time until the end of the development period.

Total operating profit for the three months ended 31 March 2023 was €22.0 million, compared to total operating loss of €21.1 million for the first three months ended 31 March 2022.

  Cost of sales related to Jyseleca® net sales in the first three months of 2023 amounted to €3.6 million (€2.9 million in the first quarter of 2022).
  R&D expenditure in the first three months of 2023 amounted to €103.5 million, compared to €99.9 million for the first three months of 2022. This slight increase was primarily explained by higher costs for CAR-T programs in oncology and filgotinib, partly offset by cost decrease in our SIKi program and other programs.
  S&M and G&A expenses amounted to €58.1 million in the first three months of 2023, compared to €62.3 million in the first three months of 2022. This decrease was primarily due to a decrease in personnel costs.
  Other operating income amounted to €8.3 million in the first three months of 2023, compared to €7.7 million for the same period last year.

Net financial income in the first three months of 2023 amounted to €1.5 million, compared to net financial income of €9.6 million for the first three months of 2022.

  Fair value adjustments and net currency exchange losses in the first three months of 2023 amounted to €9.7 million, compared to fair value adjustments and net currency exchange gains of €13.1 million for the first three months of 2022, and were primarily attributable to €11.9 million of unrealized currency exchange losses on our cash and cash equivalents and current financial investments at amortized cost in U.S. dollars, partly offset by €2.9 million of positive changes in (fair) value of current financial investments.
  Net other financial income in the first three months of 2023 amounted to €11.2 million, compared to net other financial expenses of €3.5 million for the first three months of 2022, and was primarily attributable to €13.2 million of interest income, which increased significantly due to the increase in interest rates.

We reported a group net profit for the first three months of 2023 of €23.2 million, compared to a group net loss of €13.3 million for the first three months of 2022.

Cash position
Current financial investments and cash and cash equivalents totaled €3,990.1 million on 31 March 2023, as compared to €4,094.1 million on 31 December 2022.

Total net decrease in cash and cash equivalents and current financial investments amounted to €104.0 million during the first three months of 2023, compared to a net decrease of €59.8 million during the first three months of 2022. This net decrease was composed of (i) €98.8 million of operational cash burn, (ii) €9.9 million of mainly negative exchange rate differences, offset by (iii) €1.8 million of cash proceeds from capital and share premium increase from exercise of subscription rights in the first three months of 2023, and (iv) €2.9 million positive changes in (fair) value of current financial investments.

Outlook 2023

Financial outlook
As we continue to gain further insights into the market dynamics for the JAK class, we intend to revisit our 2023 net sales guidance at the next financial update in August. We reiterate our full year 2023 cash burn guidance in the range of €380 and €420 million.

R&D outlook

  Immunology portfolio
  We anticipate that the first patients in the GALARISSO Phase 2 study with TYK2 inhibitor, GLPG3667, will be dosed in the coming weeks, and we are on track to start the Phase 2 GALACELA study in patients with SLE later this year. In addition, we expect to enroll the first patients in the Phase 1b study with CD19 CAR-T candidate, GLPG5101, in patients with refractory SLE before year-end.
  CAR-T oncology portfolio
  Mid-2023, we aim to announce topline results from the ATALANTA-1 and EUPLAGIA-1 Phase 1/2 studies with CD19 CAR-T candidates GLPG5101 and GLPG5201 in rrNHL and rrCLL (with or without RT) respectively, followed by the start of the dose-expansion cohorts in both studies. In addition, we expect to expand our point-of-care network throughout the year, and to submit an investigational new drug application (IND) in the US to start clinical development with our CD19 CAR-T candidate later this year. Finally, we aim to expand our CAR-T portfolio with the start of the Phase 1/2 PAPILIO-1 study in Europe with BCMA CAR-T candidate, GLPG5301, in patients with multiple myeloma (MM).

Conference call and webcast presentation
We will host a conference call and webcast presentation tomorrow 5 May 2023, at 14:00 CET / 8:00 am ET. To participate in the conference call, please register in advance using this link, after which the dial-in numbers will be provided. The conference call can be accessed 10 minutes prior to the start by using the conference access information provided in the email after registration, or by selecting the “call me” feature. The live webcast is available on glpg.com or via the following link. The archived webcast will be available for replay shortly after the close of the call on the investor section of the website.

Financial calendar 2023

3 August 2023 2 November 2023 22 February 2024	Half year 2023 results Third quarter 2023 results Full year 2023 results	(webcast 4 August 2023) (webcast 3 November 2023) (webcast 23 February 2024)

About Galapagos
Galapagos is a fully integrated biotechnology company focused on discovering, developing, and commercializing innovative medicines. We are committed to improving patients’ lives worldwide by targeting diseases with high unmet needs. Our R&D capabilities cover multiple drug modalities, including small molecules and cell therapies. Our portfolio comprises discovery through to commercialized programs in immunology, oncology, and other indications. Our first medicine for rheumatoid arthritis and ulcerative colitis is available in Europe and Japan. For additional information, please visit www.glpg.com or follow us on LinkedIn or Twitter.

Jyseleca® is a trademark of Galapagos NV and Gilead Sciences, Inc. or its related companies. Except for filgotinib’s approval as Jyseleca® for the treatment of moderate to severe active RA and UC by the relevant regulatory authorities in the European Union, Great Britain, and Japan, our drug candidates are investigational; their efficacy and safety have not been fully evaluated by any regulatory authority.

Media relations contact Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor relations contact Sofie Van Gijsel +1 781 296 1143 Sandra Cauwenberghs +32 495 58 46 63 ir@glpg.com

Forward-looking statements

This release may contain forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “anticipate,” “progress,” “initiated,” “on track,” “further,” “expect,” “initial,” “encouraging,” “expand,” “long-term,” “supported,” “advance,” “plan,” “estimate,” “will,” “start,” “growing,” “continue,” “aim,” “intend,” “future,” “guidance,” “outlook,” “progress,” “forward” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements made in the sections captioned “Year-to-date operational performance” and “Outlook 2023”, the guidance from management regarding our unaudited financial results (including guidance regarding the expected operational use of cash and estimated peak sales for Jyseleca® during the financial year 2023), statements regarding our strategic and capital allocation priorities, statements regarding the transfer of our drug and research activities and employees exclusively dedicated to the activities in Romainville (France), including with respect to the timing of the anticipated closing, statements regarding the five year-collaboration between Galapagos and NovAliX, statements regarding the global R&D collaboration with Gilead, statements regarding the amount and timing of potential future milestones, and other payments, statements regarding our strategic R&D plans, including progress on our immunology or oncology portfolio, our CAR-T-portfolio and our SIKi-portfolio, and potential changes of such plans, statements regarding our pipeline and complementary technology platforms facilitating future growth, statements regarding our regulatory and R&D outlook, statements regarding the expected timing, design and readouts of ongoing and planned clinical trials, including but not limited to (i) filgotinib in RA, UC and AxSpA, (ii) with SIKi compounds, including GLPG3667 in SLE and DM, (iii) GLPG5101 in rrNHL and rSLE, (iv) GLPG5201 in rrCLL and rrSLL, and (v) GLPG5301 in rrMM, including recruitment for trials and topline results for our trials and studies in our portfolio, statements relating to interactions with regulatory authorities, the timing or likelihood of additional regulatory authorities’ approval of marketing authorization for filgotinib for RA, UC or any other indication for filgotinib, and such additional regulatory authorities requiring additional studies, statements regarding our commercialization efforts for filgotinib, our product candidates, and any of our future approved products, statements regarding our expectations on commercial sales of filgotinib and any of our product candidates (if approved), statements related to the EMA’s safety review of JAK inhibitors used to treat certain inflammatory disorders, including filgotinib, initiated at the request of the European Commission (EC) under Article 20 of Regulation (EC) No 726/2004 and regarding the related CHMP opinion and EC’s decision, statements regarding the timing or likelihood of pricing and reimbursement interactions for filgotinib, statements relating to the build-up of our commercial organization, statements and expectations regarding commercial sales for filgotinib, statements regarding patient enrollment for the Phase 2 programs with our TYK2 inhibitor product candidate, GLPG3667, and the timing for the start of a study in SLE, statements regarding the timing of clinical development with our CD19 CAR-T candidate, GLPG5101, in rSLE, statements regarding the progress of patient recruitment efforts in the European sites of the Phase 1/2 ATALANTA-1 study with our CD19 CAR-T candidate, GLPG5101, in rrNHL as well as in the EUPLAGIA-1 study with our CD19 CAR-T candidate, GLPG5201, in rrCLL/SLL, and the timing for Phase 1 topline results from such studies, statements regarding the timing for expansion of, and patient enrollment in, the CAR-T portfolio with a BCMA CAR-T product candidate, GLPG5301, in rrMM, statements regarding the changes in our leadership and expected resulting benefits, and statements related to our portfolio goals, and business plans. Any forward-looking statements in this release are based on management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause our actual results, financial condition and liquidity, performance or achievements to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. Such risks include, but are not limited to, the risk that our expectations regarding our 2023 revenues, operating expenses, cash burn and other financial results may be incorrect (including because one or more of our assumptions underlying our revenue and expense expectations may not be realized), the risk that ongoing and future clinical trials may not be completed in the currently envisaged timelines or at all, the inherent risks and uncertainties associated with competitive developments, clinical trials, recruitment of patients, product development activities and regulatory approval requirements (including the risk that data from our ongoing and planned clinical research programs in RA, UC, DM, SLE, AxSpA, refractory/relapsed NHL, rrCLL, refractory/replapsed small lymphocytic lymphoma, rrMM and other immunologic indications or any other indications or diseases, may not support registration or further development of our product candidates due to safety or efficacy concerns or other reasons), risks related to the acquisitions of CellPoint and AboundBio, including the risk that we may not achieve the anticipated benefits of the acquisitions of CellPoint and AboundBio, risks related to the transfer of the drug discoveries and research activities conducted in Romainville (France) and employees exclusively dedicated to these activities to NovAliX, the inherent risks and uncertainties associated with target discovery and validation and drug discovery and development activities, the risk that the preliminary and topline data from the OLINGUITO, ATALANTA-1, EUPLAGIA-1, GALARISSO, TORTUGA, PAPILIO-1, and GALACELA-studies may not be reflective of the final data, risks related to our reliance on collaborations with third parties (including, but not limited to, our collaboration partner Gilead), risks related to the implementation of the transition of the European commercialization responsibility of filgotinib from Gilead to us, including the transfer of the supply chain, and the risk that the transition will not have the currently expected results for our business and results of operations, the risk that our plans with respect to CAR-T may not be achieved on the currently anticipated timeline or at all, the risk that our estimates of the commercial potential of our product candidates or expectations regarding the costs and revenues associated with the commercialization rights may be inaccurate, the risk that we will not be able to continue to execute on our currently contemplated business plan and/or will revise our business plan, the risks related to our strategic transformation, including the risk that we may not achieve the anticipated benefits of such exercise on the currently envisaged timeline or at all, the risk that we will be unable to successfully achieve the anticipated benefits from our leadership transition, the risk that we will encounter challenges retaining or attracting talent, risks related to potential disruptions in our operations, supply chain or ongoing studies due to the conflict between Russia and Ukraine, the risk that the EMA may impose JAK class-based warnings, and the risk that the EMA’s safety review may negatively impact acceptance of filgotinib by patients, the medical community, and healthcare payors, the risk that regulatory authorities may require additional post-approval trials of filgotinib or any other product candidates that are approved in the future, and the risks and uncertainties relating to the impact of the COVID-19 pandemic. A further discussion of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which we operate are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any such forward-looking statements in this release unless required by law or regulation.

i The operational cash burn (or operational cash flow if this liquidity measure is positive) is equal to the increase or decrease in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:

  the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated from/used in (-) financing activities the net proceeds or cash used, if any, in acquisitions or disposals of businesses; the movement in restricted cash and movement in current financial investments, if any, the cash advances and loans given to third parties, if any, included in the net cash flows generated from/used in (-) investing activities the cash used for other liabilities related to the acquisition of businesses, if any, included in the net cash flows generated from/used in (-) operating activities.

This alternative liquidity measure is in our view an important metric for a biotech company in the development stage. The operational cash burn for the three months ended 31 March 2023 amounted to €98.8 million and can be reconciled to our cash flow statement by considering the decrease in cash and cash equivalents of €383.7 million, adjusted by (i) the cash proceeds from capital and share premium increase from the exercise of subscription rights by employees for €1.8 million, and (ii) the net purchase of current financial investments amounting to €286.7 million.
ii General and administrative
iii Sales and marketing

Addendum

Consolidated statements of income and comprehensive income/loss (-) (unaudited)

Consolidated income statement

	Three months ended 31 March
(thousands of €, except per share data)	2023	2022
Product net sales	26,698	14,411
Collaboration revenues	152,170	121,936
Total net revenues	178,868	136,347

Cost of sales	(3,572)	(2,912)
Research and development expenditure	(103,522)	(99,921)
Sales and marketing expenses	(28,828)	(28,984)
General and administrative expenses	(29,276)	(33,355)
Other operating income	8,299	7,680

Operating profit/loss (-)	21.969	(21,146)

Fair value adjustments and net currency exchange differences	(9,699)	13,072
Other financial income	13,359	695
Other financial expenses	(2,169)	(4,206)

Profit/loss (-) before tax	23,461	(11,586)

Income taxes	(254)	(1,724)

Net profit/loss (-)	23,207	(13,310)
Net profit/loss (-) attributable to:
Owners of the parent	23,207	(13,310)
Basic and diluted income/loss (-) per share	0.35	(0.20)

Consolidated statement of comprehensive income/loss (–)

	Three months ended 31 March
(thousands of €)	2023	2022
Net profit/loss (-)	23.207	(13.310)
Items that may be reclassified subsequently to profit or loss:
Translation differences, arisen from translating foreign activities	(59)	(19)
Other comprehensive loss, net of income tax	(59)	(19)

Total comprehensive income/loss (-) attributable to:
Owners of the parent	23.148	(13.329)

Consolidated statements of financial position (unaudited)

	31 March	31 December
(thousands of €)	2023	2022
Assets
Goodwill	69,672	69,813
Intangible assets other than goodwill	140,914	146,354
Property, plant and equipment	134,888	154,252
Deferred tax assets	1,411	1,363
Non-current R&D incentives receivables	124,290	119,941
Other non-current assets	5,701	5,778
Non-current assets	476,877	497,501
Inventories	51,770	52,925
Trade and other receivables	41,443	40,429
Current R&D incentives receivables	26,126	26,126
Current financial investments	3,865,915	3,585,945
Cash and cash equivalents	124,135	508,117
Other current assets	27,897	23,307
Current assets from continuing operations	4,137,286	4,236,850
Assets classified as held for sale	18,008	-
Total current assets	4,155,294	4,236,850
Total assets	4,632,172	4,734,351

Equity and liabilities
Share capital	293,937	293,604
Share premium account	2,736,993	2,735,557
Other reserves	(4,801)	(4,853)
Translation differences	(1,704)	(1,593)
Accumulated losses	(459,821)	(496,689)
Total equity	2,564,604	2,526,026
Retirement benefit liabilities	2,617	5,540
Deferred tax liabilities	19,631	20,148
Non-current lease liabilities	10,217	14,692
Other non-current liabilities	23,520	21,808
Non-current deferred income	1,488,679	1,623,599
Non-current liabilities	1,544,664	1,685,787
Current lease liabilities	5,782	7,209
Trade and other liabilities	155,949	148,675
Current tax payable	1,178	1,022
Current deferred income	351,316	365,631
Current liabilities from continuing operations	514,225	522,538
Liabilities directly associated with assets classified as held for sale	8,679	-
Total current liabilities	522,904	522,538
Total liabilities	2,067,568	2,208,325
Total equity and liabilities	4,632,172	4,734,351

Consolidated cash flow statements (unaudited)

	Three months ended 31 March
(thousands of €)	2023	2022
Net profit/loss (-) of the period	23,207	(13,310)
Adjustment for non-cash transactions	34,340	9,652
Adjustment for items to disclose separately under operating cash flow	(9,972)	3,125
Adjustment for items to disclose under investing and financing cash flows	(2,426)	-
Change in working capital other than deferred income	8,273	40,111
Decrease in deferred income	(150,517)	(97,418)
Cash used in operations	(97,095)	(57,840)
Interest paid	(2,944)	(3,964)
Interest received	5,823	633
Corporate taxes paid	(651)	(799)
Net cash flows used in operating activities	(94,868)	(61,969)
Purchase of property, plant and equipment	(4,264)	(9,178)
Purchase of and expenditure in intangible fixed assets	(20)	(487)
Purchase of current financial investments	(1,008,866)	(1,422,417)
Interest received related to current financial investments	2,345	-
Sale of current financial investments	722,137	502,193
Acquisition of financial assets	-	(3,564)
Net cash flows used in investing activities	(288,669)	(933,453)
Payment of lease liabilities	(1,960)	(2,184)
Proceeds from capital and share premium increases from exercise of subscription rights	1,770	2,160
Net cash flows used in financing activities	(190)	(25)

Decrease in cash and cash equivalents	(383,727)	(995,446)

Cash and cash equivalents at beginning of year	508,117	2,233,368
Decrease in cash and cash equivalents	(383,727)	(995,446)
Effect of exchange rate differences on cash and cash equivalents	(254)	16,358
Cash and cash equivalents at end of the period	124,135	1,254,279

	31 March
(thousands of €)	2023	2022
Current financial investments	3,865,915	3,389,098
Cash and cash equivalents	124,135	1,254,279
Current financial investments and cash and cash equivalents	3,990,050	4,643,377

Consolidated statements of changes in equity (unaudited)

(thousands of €)	Share capital	Share premium account	Translation differences	Other reserves	Accumulated losses	Total
On 1 January 2022	292,075	2,730,391	(1,722)	(10,177)	(367,205)	2,643,362
Net loss					(13,310)	(13,310)
Other comprehensive income/loss (-)			34	(53)		(19)
Total comprehensive income/loss (-)			34	(53)	(13,310)	(13,329)
Share-based compensation					14,397	14,397
Exercise of subscription rights	517	1,643				2,160
On 31 March 2022	292,592	2,732,034	(1,688)	(10,230)	(366,119)	2,646,589

On 1 January 2023	293,604	2,735,557	(1,593)	(4,853)	(496,689)	2,526,026
Net profit					23,207	23,207
Other comprehensive income/loss (-)			(111)	52		(59)
Total comprehensive income/loss (-)			(111)	52	23,207	23,148
Share-based compensation					13,663	13,663
Exercise of subscription rights	333	1,437				1,770
On 31 March 2023	293,937	2,736,993	(1,704)	(4,801)	(459,821)	2,564,604

1 Throughout this press release, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’